3/12

03007565

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Advanced Info Service Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 01 2003
THOMSON FINANCIAL

FILE NO. 82- 3236

FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 3/20/03

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS

31 DECEMBER 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwcglobal.com/thailand

AUDITOR'S REPORT

To the Shareholders of Advanced Info Service Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2002 and 2001, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the years then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2002 and 2001, and the consolidated and company results of operations, and cash flows for the years then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, in accordance with generally accepted accounting principles.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
20 February 2003

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited

Balance Sheets

As at 31 December 2002 and 2001

		Consolidated		Company	
		2002	2001	2002	2001
	Notes	Baht	Baht	Baht	Baht
ASSETS					
Current Assets					
Cash and cash equivalents	5	4,068,538,843	15,284,024,896	1,695,435,115	9,604,146,474
Current investments	6	61,882,443	88,096,705	-	-
Trade accounts receivable, net	7	7,238,678,506	7,674,224,357	7,780,514,135	6,649,990,974
Amounts due from and loans to related parties, net	33	4,445,440	1,027,166	149,265,258	31,483,244
Inventories, net	8	1,961,215,240	2,238,468,727	-	-
Sparepart inventories for mobile phone network maintenance		760,884,864	358,586,057	608,368,520	251,616,746
Current portion of forward and swap contracts receivable, net	9	1,000,803	-	418,303	17,939,665
Advances to suppliers		1,530,545,936	3,168,730,197	1,530,545,936	3,168,730,197
Other current assets	10	2,754,421,296	2,254,533,367	1,927,119,247	1,522,002,088
Total Current Assets		18,381,613,371	31,067,691,472	13,691,666,514	21,245,909,388
Non-Current Assets					
Investments in subsidiaries, net	11	-	-	26,988,573,112	25,957,723,564
Property and equipment, net	12	9,747,640,759	6,233,122,217	9,398,450,858	4,369,722,477
Other assets					
Property and equipment under concession agreements, net	13	79,795,412,932	56,334,130,518	67,846,177,643	48,710,389,413
Goodwill, net	14	12,504,658,669	13,943,787,826	-	-
Concession rights, net	15	4,870,396,567	5,325,219,607	-	-
Other assets, net	15	785,646,017	634,436,817	628,058,806	458,292,276
Total Non-Current Assets		107,703,754,944	82,470,696,985	104,861,260,419	79,496,127,730
Total Assets		126,085,368,315	113,538,388,457	118,552,926,933	100,742,037,118

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The notes to the consolidated and company financial statements on pages 10 to 47 are an integral part of these financial statements.

Advanced Info Service Public Company Limited
Balance Sheets
As at 31 December 2002 and 2001

	Notes	Consolidated 2002 Baht	Consolidated 2001 Baht	Company 2002 Baht	Company 2001 Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loans from financial institutions	17	30,000,000	5,456,757,726	-	5,446,757,726
Trade accounts payable	16	7,649,395,647	10,701,380,202	6,103,867,426	6,557,659,168
Amounts due to and loans from related parties	33	438,339,928	334,270,817	4,551,806,663	1,980,030,105
Current portion of long-term borrowings	17	1,531,002,263	919,763,276	191,057,160	1,475,092
Current portion of long-term debentures	17	6,970,452,412	6,346,124,222	6,970,452,412	6,346,124,222
Current portion of forward and swap contracts payable, net	9	-	5,166,673	-	-
Current portion of accrued concession fees	19	4,474,048,313	2,990,140,404	2,940,675,178	2,535,804,009
Other current liabilities	18	7,969,294,527	6,123,684,062	7,258,562,367	4,663,600,105
Total Current Liabilities		29,062,533,090	32,877,287,382	28,016,421,206	27,531,450,427
Non-Current Liabilities					
Long-term borrowings, net	17	5,825,795,641	4,515,980,551	2,160,355,426	7,874,752
Long-term debentures, net	17	37,406,803,700	29,402,139,845	37,406,803,700	29,402,139,845
Accrued concession fee	19	2,532,258,127	3,073,473,116	-	-
Deposits from customers	20	16,730,583	2,648,008,394	-	3,039,885,235
Total Non-Current Liabilities		45,781,588,051	39,639,601,906	39,567,159,126	32,449,899,832
Total Liabilities		74,844,121,141	72,516,889,288	67,583,580,332	59,981,350,259
Shareholders' Equity					
Share capital					
Authorised share capital		5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000
Issued and fully paid-up share capital	21	2,935,000,000	2,935,000,000	2,935,000,000	2,935,000,000
Premium on share capital	21	20,004,000,000	20,004,000,000	20,004,000,000	20,004,000,000
Retained earnings					
Appropriated - Legal reserve	22	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		27,601,008,014	17,321,686,859	27,601,008,014	17,321,686,859
Total Parent's Shareholders' Equity		51,040,008,014	40,760,686,859	51,040,008,014	40,760,686,859
Minority interests		271,900,573	260,812,310	-	-
Total Shareholders' Equity		51,311,908,587	41,021,499,169	51,040,008,014	40,760,686,859
Less Treasury stock	23	(70,661,413)	-	(70,661,413)	-
Total Sharehloders' Equity, net		51,241,247,174	41,021,499,169	50,969,346,601	40,760,686,859
Total Liabilities and Shareholders' Equity		126,085,368,315	113,538,388,457	118,552,926,933	100,742,037,118

The notes to the consolidated and company financial statements on pages 10 to 47 are an integral part of these financial statements.

Advanced Info Service Public Company Limited

Statements of Income

For the years ended 31 December 2002 and 2001

		Consolidated		Company	
		2002	2001	2002	2001
	Notes	Baht	Baht	Baht	Baht
Revenues					
Revenues from services and equipment rentals		60,925,968,134	41,741,057,517	54,437,753,441	39,169,603,782
Sales		19,325,433,272	17,448,710,158	-	-
Net gain on exchange rate		-	-	-	2,799,530
Other operating income	24	1,114,957,419	1,480,787,989	667,937,844	1,191,726,950
Share of net profit of investments - equity method		-	-	1,520,419,780	673,506,419
Total revenues		81,366,358,825	60,670,555,664	56,626,111,065	41,037,636,681
Expenses					
Cost of services and equipment rentals		29,765,916,374	21,636,239,940	25,686,504,087	19,773,750,382
Cost of sales		15,074,702,667	13,539,035,012	-	-
Selling and administrative expenses		13,802,387,186	9,482,958,176	10,284,521,027	7,111,136,469
Net loss on exchange rate		161,101,928	105,727,756	230,390,117	-
Impairment loss on assets	11/13	-	4,264,621,047	-	3,970,000,000
Impairment loss for investment in a subsidiary	11	258,625,157	-	258,625,157	-
Directors' remuneration		3,812,500	2,780,734	3,805,000	2,720,734
Total expenses		59,066,545,812	49,031,362,665	36,463,845,388	30,857,607,585
Profit before interest and tax		22,299,813,013	11,639,192,999	20,162,265,677	10,180,029,096
Interest expenses		(3,068,783,671)	(1,572,896,489)	(2,437,210,935)	(1,329,841,956)
Income tax	27	(7,816,088,747)	(6,238,438,543)	(6,294,753,345)	(4,998,870,045)
Profit before minority interests		11,414,940,595	3,827,857,967	11,430,301,397	3,851,317,095
Share of net loss in subsidiaries to minority interests		(15,360,802)	(23,459,128)	-	-
Net profit for the year		11,430,301,397	3,851,317,095	11,430,301,397	3,851,317,095
Basic earnings per share	28				
Net profit for the year		3.89	1.39	3.89	1.39

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The notes to the consolidated and company financial statements on pages 10 to 47 are an integral part of these financial statements.

Advanced Info Service Public Company Limited
Statements of Changes in Shareholders' Equity
For the years ended 31 December 2002 and 2001

	Consolidated (Baht)						
	Issued and paid up share capital	Premium on share capital	Legal reserve	Unappropriated retained earnings	Minority interests	Treasury Stock	Total
Opening balance 2002	2,935,000,000	20,004,000,000	500,000,000	17,321,686,859	260,812,310	-	41,021,499,169
Net profit for the year	-	-	-	11,430,301,397	-	-	11,430,301,397
Share of net loss from subsidiaries	-	-	-	-	(15,360,802)	-	(15,360,802)
Dividend paid during the year	-	-	-	(1,163,314,402)	(750)	-	(1,163,315,152)
Returned dividend	-	-	-	12,334,160	-	-	12,334,160
Repurchased shares	-	-	-	-	-	(70,661,413)	(70,661,413)
Additional shares in a subsidiary	-	-	-	-	159,600	-	159,600
Change in percentage of minority interests to the Company from additional shares in a subsidiary	-	-	-	-	26,290,215	-	26,290,215
Closing balance 2002	2,935,000,000	20,004,000,000	500,000,000	27,601,008,014	271,900,573	(70,661,413)	51,241,247,174
Opening balance 2001	2,700,000,000	10,215,000,000	500,000,000	14,550,369,764	159,418,160	-	28,124,787,924
Increase during the year	235,000,000	9,789,000,000	-	-	-	-	10,024,000,000
Net profit for the year	-	-	-	3,851,317,095	-	-	3,851,317,095
Share of net loss from subsidiaries	-	-	-	-	(23,459,128)	-	(23,459,128)
Acquisition of investment in subsidiary (Note 4)	-	-	-	-	92,149,431	-	92,149,431
Dividend paid during the year	-	-	-	(1,080,000,000)	(48)	-	(1,080,000,048)
Additional shares in subsidiaries	-	-	-	-	268,930	-	268,930
Change in percentage of minority interests to the Company from additional shares in a subsidiary	-	-	-	-	32,434,965	-	32,434,965
Closing balance 2001	2,935,000,000	20,004,000,000	500,000,000	17,321,686,859	260,812,310	-	41,021,499,169

The notes to the consolidated and company financial statements on pages 10 to 47 are an integral part of these financial statements.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (continued)

For the years ended 31 December 2002 and 2001

	Company (Baht)					
	Issued and paid up share capital	Premium on share capital	Legal reserve	Unappro-priated retained earnings	Treasury Stock	Total
Beginning balance 2002	2,935,000,000	20,004,000,000	500,000,000	17,321,686,859	-	40,760,686,859
Net profit for the year	-	-	-	11,430,301,397	-	11,430,301,397
Dividend paid during the year	-	-	-	(1,163,314,402)	-	(1,163,314,402)
Returned dividend	-	-	-	12,334,160	-	12,334,160
Repurchased shares	-	-	-	-	(70,661,413)	(70,661,413)
Ending balance 2002	2,935,000,000	20,004,000,000	500,000,000	27,601,008,014	(70,661,413)	50,969,346,601
Beginning balance 2001	2,700,000,000	10,215,000,000	500,000,000	14,550,369,764	-	27,965,369,764
Increase during the year	235,000,000	9,789,000,000	-	-	-	10,024,000,000
Net profit for the year	-	-	-	3,851,317,095	-	3,851,317,095
Dividend paid during the year	-	-	-	(1,080,000,000)	-	(1,080,000,000)
Ending balance 2001	2,935,000,000	20,004,000,000	500,000,000	17,321,686,859	-	40,760,686,859

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The notes to the consolidated and company financial statements on pages 10 to 47 are an integral part of these financial statements.

Advanced Info Service Public Company Limited
Statements of Cash Flows
For the years ended 31 December 2002 and 2001

		Consolidated		Company	
		2002	2001	2002	2001
	Notes	Baht	Baht	Baht	Baht
Cash flows from operating activities	31	22.037.950.421	13,776.902,497	17,000.979.162	12.668,440.255
Cash flows from investing activities:					
Net change in current investments		913,557	(73.777,834)	-	-
Net change in advance to suppliers		1.638.184.261	(2.180.078.860)	1,638.184.261	(2,180,078,860)
Proceed from repayment from a subsidiary of short-term loan to a subsidiary		-	-	200,000,000	-
Loan to subsidiaries		-	-	(228.000.000)	-
Dividend received from a subsidiary		-	-	2,999,999,250	279.999,952
Net cash and cash equivalent received from investments in subsidiaries		-	120.763,296	-	-
Proceed from disposal of a subsidiary, net of cash and cash equivalents disposed	32	25.665.000	-	235.730.000	-
Cash invested in investment in subsidiareis. net		-	-	(2,999.840,400)	(21,110,962,200)
Proceeds from disposals of property and equipment		117,750,277	33.817,810	12.851.429	6,525,036
Purchases in property and equipment		(6.326.325.437)	(3,997.752.243)	(6,185,362.054)	(3.214,144,113)
Cash invested in property and equipment under concession agreements		(32.202.013.060)	(25.539.039,132)	(27,223,157,001)	(24,970,291.374)
Net cash payments to investing activities		(36.745.825,402)	(31.636.066,963)	(31,549,594,515)	(51.188,951,559)
Cash flows from financing activities:					
Proceed from short-term loans from financial institutions		20,000,000	5,946,757,726	-	5,946,757,726
Repayments of short-term loans from financial institutions		(5.446.757.726)	(2,539,960,000)	(5,446,757.726)	(2.529,960,000)
Proceeds from short-term loans from a subsidiary		-	-	4,400,000,000	1,200,000,000
Proceed from repayment from a subsidiary of loans to a subsidiary		-	-	-	20,315,518,167
Loans to a subsidiary		-	-	-	(20.315.518.167)
Repayments of loans from related parties		-	(17.278,567,494)	(1,600,000,000)	-
Proceeds from long-term debentures		14.943.034.302	26.890,347.540	14,943,034.302	26.890.347,540
Repayments of long-term debentures		(6.357.450.000)	(2,308,000,000)	(6,357,450,000)	(2.308,000,000)
Proceed from long-term borrowings		2.940.000.000	1.159,186,252	2,000,000,000	-
Repayments of long-term borrowings		(1.227.002.105)	-	-	-
Finance lease principal payment		(199.971.937)	(31.311,989)	(93,009,911)	(1,104,910)
Proceeds from capital increase		159,600	10,024,268,930	-	10,024,000,000
Changes in percentage of minority interests to the Company from additional shares in a subsidiary		26.290,215	32,434,965	-	-
Purchase of treasury stock		(70.661,413)	-	(70,661,413)	-
Payments of dividend		(1,163.315,152)	(1,080,000,048)	(1,163,314,402)	(1.080,000,000)
Returned dividend		12.334,160	-	12,334,160	-
Net cash receipts from financing activities		3.476,659.944	20,815,155,882	6,624,175.010	38,142,040.356

The notes to the consolidated and company financial statements on pages 10 to 47 are an integral part of these financial statements.

Advanced Info Service Public Company Limited
Statements of Cash Flows (continued)
For the years ended 31 December 2002 and 2001

		Consolidated		Company	
		2002	2001	2002	2001
	Note	Baht	Baht	Baht	Baht
Net (decrease) increase in cash and cash equivalents		(11,231,215,037)	2,955,991,416	(7,924,440,343)	(378,470,948)
Cash and cash equivalents, opening balance		15,284,024,896	12,352,023,392	9,604,146,474	10,006,607,334
Unrealised gain (loss) on exchange rate of cash and cash equivalents		15,728,984	(23,989,912)	15,728,984	(23,989,912)
Cash and cash equivalents, closing balance		4,068,538,843	15,284,024,896	1,695,435,115	9,604,146,474

The notes to the consolidated and company financial statements on pages 10 to 47 are an integral part of these financial statements.

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the years ended 31 December 2002 and 2001 comprise:

	Consolidated		Company	
	2002	2001	2002	2001
	Million Baht	Million Baht	Million Baht	Million Baht
Cash on hand and at banks	3,699.83	6,519.02	1,326.73	4,289.15
Current inventments with maturities of three months or less	368.71	8,765.00	368.71	5,315.00
Total cash and cash equivalents	4,068.54	15,284.02	1,695.44	9,604.15

Interest paid, income tax and non-cash investing activities

Interest paid, income tax and non-cash investing activities for the years ended 31 December 2002 and 2001 comprise:

	Consolidated		Company	
	2002	2001	2002	2001
	Million Baht	Million Baht	Million Baht	Million Baht
Interest paid and income tax				
Interest paid	2,622.55	1,474.16	2,320.33	1,177.16
Income tax paid	7,364.03	5,168.03	5,958.92	4,318.65
Non-cash investing activities				
Outstanding debts arising from the addition to investments in property and equipment and assets under concession agreements	3,429.30	4,994.51	2,771.97	3,493.14

The notes to the consolidated and company financial statements on pages 10 to 47 are an integral part of these financial statements.

1 General information

Advanced Info Service Public Co., Ltd. ("the Company") is a public company limited and is incorporated and domiciled in Thailand. The address of its registered office is as follows:

414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company is listed on the Stock Exchange of Thailand.

The principal business operations of the Company and its subsidiaries ("the Group") are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM under a concession granted from the TOT Corporation Public Company Limited ("TOT"), under the agreement dated 27 March 1990, trading mobile phones and related accessories, rendering repair services for mobile phones and providing mobile phones for rent.

2) The operation of a DIGITAL DISPLAY PAGING SYSTEM under a concession granted from TOT under the agreement dated 19 December 1989, trading pagers and providing pagers for rent.

   According to the memorandum of understanding held on 30 July 2002 between TOT and Curtain Property Co.,Ltd. (formerly 'Advanced Paging Co., Ltd.'), a subsidiary, it has been agreed that the subsidiary returned paging business to TOT effective 1 June 2002.

3) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH under a concession granted from TOT under the agreement dated 19 September 1989, rendering services for data network communications.

4) The operation of a 1800-MHz CELLULAR TELEPHONE SYSTEM under concessions granted by The Communications Authority of Thailand ("CAT") to Total Access Communication Public Company Limited ("TAC") under agreements dated 14 November 1990, 23 July 1993, 20 June 1996 and 22 November 1996 ("WorldPhone Concession").

5) The operation of PROVIDING CALL CENTER SERVICE

Under the above agreements made with TOT, the Company and its subsidiaries, Curtain Property Co.,Ltd. and Advanced Datanetwork Communications Co., Ltd. (formerly 'Shinawatra Datacom Co., Ltd.') have to pay annual fees to TOT based on certain percentages of certain service income or at minimum fees as specified in those agreements, whichever is higher.

Under a letter dated 4 March 1997 from TOT no annual fee for the operations of pager services will be charged to Curtain Property Co.,Ltd. From 1 March 1997, the fee has been waived by TOT as the subsidiary reduced fees for pager service charged to its customers. On 16 September 2002, the Company sold the subsidiary to third parties as mentioned in note 32. As a result, Curtain Property Co.,Ltd. was no longer considered a subsidiary.

Under a joint venture agreement between Advanced Datanetwork Communications Co., Ltd., and TOT dated 25 September 1997, TOT has extended the period of the service agreement to 25 years and waived the annual fee under the agreements effective from 25 September 1997. In exchange for the waiver of the annual fee, the subsidiary has issued an additional 10.75 million ordinary shares at a par value of Baht 10 each to TOT on 17 March 1998.

The concessions are Build Transfer Operate concessions, under which the Company and its subsidiaries, according to the concessions, have to transfer their ownership of certain equipment and other assets procured by the Company and the subsidiaries for the operations of a 900 MHz CELLULAR TELEPHONE SYSTEM, DIGITAL DISPLAY PAGING SYSTEM and DATAKIT VIRTUAL CIRCUIT SWITCH to TOT upon completion of equipment installation.

Under the concession agreements with CAT dated 19 November 1996, which expires on 15 September 2013, the Company's subsidiary, Digital Phone Company Limited, has to pay minimum fees to CAT based on certain percentages of service income or at the minimum fees specified in the agreements, whichever is higher. In addition, the subsidiary has to procure equipment and computer systems for its operations and has to transfer the ownership of such equipment and computer systems (being capitalized software development costs and hardware costs) to CAT within the periods specified in the concession agreements.

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission.

The consolidated and company financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

2.2 Basis of consolidation

Subsidiary undertakings, which are those companies in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the financial and operating policies, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal. All intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made for minority interests.

A list of the Group's principal subsidiaries is set out in Note 11. The financial effect of the acquisition of subsidiaries is shown in Note 4.

2.3 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of net assets of the acquired subsidiary undertaking at the date of acquisition. Goodwill on acquisitions is reported in the consolidated balance sheet as an intangible asset and is amortised using the straight-line method over its estimated useful life, not exceeding 15 years.

The carrying amount of goodwill is reviewed annually and written down for impairment where it is considered necessary.

2.4 Foreign currencies translation

Transactions denominated in foreign currencies are translated into Baht at the rates of exchange ruling on the transaction dates. Realised gains and losses on exchange are recognised as income or expense as incurred. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Baht at the rates of exchange ruling at that date and the unrealised gains and losses resulting from the translation are recognised in the statement of income.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

2 Accounting policies (continued)

2.5 Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, investments, trade receivables, trade creditors, leases and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group uses financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments, which mainly comprise forward foreign currency contracts, interest rate swap agreements, and interest rate cap agreements are recorded in the financial statements on the contract date. The purpose of these instruments is to manage risk.

Forward foreign exchange contracts protect the Group from fluctuations in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Forward contracts are recorded as forward contracts receivable or forward contracts payable on inception, and are translated at the year exchange rate. Unrealised gains and losses on translation are recognised in the income statement. Premiums or discounts are amortised in the statement of income on a straight-line basis over the contract period.

Interest rate derivatives help the Group to better manage effects from fluctuation in floating interest rate. Any differential to be paid on an interest rate derivative is recognised as a component of interest expense over the period of such instrument. Gains and losses on early termination of interest rate derivatives or on repayment of the borrowing are charged to the income statements.

Disclosures about financial instruments to which the Group is a party are provided in Note 30.

2.6 Cash and cash equivalents

For the purpose of the statement of cash flows, cash and cash equivalents comprise cash on hand, deposits held at banks, other short-term highly liquid investments, as defined in the Thai Accounting Standard no. 25 with respect to the preparation of the statement of cash flows, which is in line with the definition prescribed in the regulation relating to the financial statements issued under the Ministerial Regulation No. 7 (B.E. 2539) under the Public Company Limited Act B.E. 2535.

Cash and cash equivalents, therefore, represents cash at banks and short-term investments with original maturities of three months or less.

2.7 Trade receivables

Trade receivables are carried at anticipated realisable value. An estimate is made for doubtful receivables, which is equivalent to the estimated collection losses that may be incurred. The estimated losses are based on historical collection experience combined with a review of the current status of the existing receivables at the balance sheet date.

2.8 Investments

The Group classified its investments into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

2 Accounting policies (continued)

2.8 Investments (continued)

Investment in debt securities which are classified as held-to-maturity securities are carried at amortised cost.

A test for impairment is carried out when there is a factor indicating that such investment might be impaired. If the carrying value of the investment is higher than its recoverable amount, impairment loss is charged to the income statement.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

2.9 Investments in subsidiaries

Investments in subsidiary undertakings are accounted for in the non-consolidated financial statements by the equity method of accounting. These are undertakings over which the Company has over 50% of the voting rights, and over which the Company exercises control. Provisions are recorded for impairment in value, if any.

Equity accounting involves recognising in the income statement the Company's share of the subsidiaries' profit or loss for the year. The Company's interest in the subsidiary is carried in the balance sheet an amount that reflects its share of the net assets of the subsidiary and includes goodwill on the acquisition.

2.10 Inventories

Inventories comprise pager and mobile phone stocks and spare parts used for repairs and services.

Inventories are stated at the lower of cost or net realisable value. Cost is determined as follows:

Pagers	- Moving weighted average method
Mobile phones	- First-in, first-out (FIFO) method
Spare parts (pagers, mobile phones, network)	- Moving weighted average method
Datanet equipment	- First-in, first-out (FIFO) method

Net realisable value is the estimated selling price in the ordinary course of business less costs of completion and selling expenses. A provision is made for obsolete, slow-moving or defective inventories when necessary.

2.11 Intangible assets

Cost of mobile phone and pager networks and Datanet tools and equipment under concession agreements

The costs of mobile phone and pager networks and Datanet tools and equipment under concession agreements represent the costs of certain equipment and other assets which have been or have to be transferred to concession grantor. The costs of mobile phone networks under concession agreements are amortised as expense on the straight-line method over a period of 10 years not exceeding the remaining concession period for the digital system and the straight-line method over a period of 10 years not exceeding June 2003 for the analogue system. The cost of Datanet tools and equipment under concession agreement is amortised as expense on the straight-line method over the period of 10 years not exceeding the remaining concession period.

In April 2002 the Company changed the estimated useful life of the costs of mobile phone networks under concession agreements for analog system to be a period of 10 years not exceeding September 2002 (See note 3).

Starting January 2001, the cost of pager network under concession agreement is amortised on the straight-line method over the remaining concession period until year 2002. Previously, the cost of pager network under concession agreement is amortised on the straight-line method over the remaining concession period until year 2005.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

2 **Accounting policies** (continued)

2.11 **Intangible assets** (continued)

Deferred charges

Deferred charges represent commitment fees for long-term loans, costs of long-term leases of space for base stations, expenditures relating to the increase of power of electricity at base stations, cost of computer software, expenditures relating to the improvement project of mobile phone service network and license fees from the joint venture agreement between the subsidiary and the concession grantor. The following amortisation methods are used:

- Commitment fees of long-term loans are amortised over the period of each loan agreement.
- Costs of long-term leases for base stations are amortised over the period of each lease agreement.
- Expenditures relating to the increase of power of electricity at base stations are amortised over the remaining period of the concession agreements.
- Cost of computer software is amortised over a period of five years.
- Expenditures relating to the improvement project of mobile phone service network are amortised over a period of five years.
- License fees are amortised over the period of concession agreement.

Concession rights

The subsidiary's concession rights include the acquisition cost of certain rights and obligations to operate a PCN 1800 mobile phone system, the rights to use certain facilities and equipment, primarily the assignment of specific mobile frequency spectrums, and access to network roaming arrangements. These rights were acquired under an assignment agreement from TAC, a concessionaire operating a Cellular System Radio Telecommunication Services (mobile phone) concession from CAT.

Concession rights are amortised over the concession period being the period over which the subsidiary will derive economic benefits from the rights.

2.12 **Property and equipment**

Property and equipment are recorded at cost. Property and equipment, except land which is considered to have an indefinite life, are stated in the balance sheet at historical cost less accumulated depreciation.

Depreciation is calculated on the straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

	Acquisition date	Years
Buildings and improvements	-	5, 20
Leasehold rights	-	lease period
Leasehold building improvements	-	5, 10
Tools and equipment	-	5
Furniture, fixtures and office equipment	-	5
Pagers and mobile phones for rent	-	2-5
Vehicles (including vehicles under finance leases)	-	5

The Group's policy is to review asset values annually and to adjust depreciation schedules to match estimated useful lives.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Estimated recoverable amount is the higher of the anticipated discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset less any costs of disposal.

Expenditure incurred for addition, renewal or betterment, which results in a substantial increase in an asset's current replacement value, is capitalised. Repair and maintenance costs are recognised as an expense when incurred.

Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating income.

2 Accounting policies (continued)

2.13 Accounting for leases - where the Group is the lessee

Leases of property and equipment, where the Group assumes substantially all the benefits and risks of ownership, are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges in order to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payable. The interest element of the finance charge is charged to the income statement over the lease period. The property and equipment acquired under finance leasing contracts are depreciated over the useful life of the asset.

Leases of assets, under which all the risks and benefits of ownership are effectively retained by the lessor, are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any penalty payment required of the lessor is recognised as an expense in the period in which the termination takes place.

2.14 Long-lived assets

The Group annually evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated recoverable value of such assets is separately identifiable and is less than its carrying value. In that event, a loss is recognised based on the amount by which the carrying value exceeds the higher of the net selling price of the long-lived assets or the recoverable value derived from the value of the asset in use. Value in use is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. Long-lived assets to be disposed of are recorded at net selling price, which is reduced by the estimated costs of disposal.

2.15 Treasury stock

Treasury stock is carried at cost. Gains and losses on disposal of treasury stock are determined by reference to its carrying amount and are taken to "Premium on treasury stock" or "Retained earnings".

2.16 Revenue recognition

Sales is recognised upon delivery of products and customer acceptance.

Revenue from equipment rentals is recognised over the rental period and at the rate determined in the agreement.

Revenues from mobile phone, pager and call center services are recognised when services are rendered to customers.

Revenue from rendering voice/data communications via telephone line network services is recognised when service is rendered.

Interest income is recognised on an accrual basis unless collectibility is in doubt.

2.17 Advertising costs

Advertising costs are expensed in the financial period during which they are incurred.

2.18 Employee benefits

The Group operates a provident fund under a defined contribution plan, the assets of which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and the relevant group companies. Current contributions to the provident fund operated for employees are charged to the statement of income as incurred.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.19 Income tax

The Group calculates income tax according to the Revenue Code and records them on accrual basis. The group does not recognise income tax payable or receivable in future periods in respect of temporary differences.

2.20 Earnings per share

Basic consolidated earnings per share is calculated by dividing the consolidated net earnings after considering minority interests in subsidiaries, attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

Basic company earnings per share is calculated by dividing the Company's net earnings by the weighted average number of ordinary shares in issue during the year.

2.21 Dividends

Dividends proposed are payable when declared by the board of directors and approved by the shareholders.

2.22 Segment reporting

The segmental reporting has been prepared based on the Group's method of internal reporting, which desegregates business by service or product.

2.23 Related parties

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.24 Presentation of comparative information

The comparative figures have been amended to conform with reclassification of some certain items in the financial statements for the year ended 31 December 2002.

3 Change in accounting estimate

Previously, the Company amortised the cost of mobile phone networks of 900-MHz CELLULAR TELEPHONE SYSTEM under concession agreements on a straight-line basis over a period of 10 years not exceeding year 2005.

During the third quarter of 2001 and the second quarter of 2002, the Company's management has reviewed the economic useful life of such networks and revised the remaining useful life to be the period of 10 years not exceeding June 2003 and September 2002, respectively. These changes in useful life increased the amortisation charge for the year ended 31 December 2002 and 2001 by Baht 322 million and Baht 778 million respectively. The Company's management considers that this presents more fairly the economic substance and benefits expected to flow from the use of these assets under the terms of the concession agreement.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

4 Acquisitions

On 10 September 2001, the Company purchased ordinary shares in Shin Digital Company Limited ("SDT") from Shin Corporation Public Company Limited ("Shin") and SingTel Strategic Investments Pte Ltd. ("SingTel") of 69,993 and 30,000 shares, respectively. The 99,993 shares purchased represent 99.99% ownership in SDT, at a price of Baht 540 million (Baht 5,400 per share). The transaction occurred after SDT acquired 431 million ordinary shares in Digital Phone Company Limited ("DPC") for Baht 10,888 million from the Telekom Malaysia Group on 5 September 2001. SDT fully paid the purchase price in September 2001. On completion of these transactions SDT has 97.54% ownership in DPC. The purchase of SDT from Shin and Singtel is under the condition that the Company gives financial support to SDT in respect of loan repayments to Shin and SingTel.

DPC is mobile phone service operator of GSM 1800 MHz system.

The fair value of assets and liabilities acquired on Shin Digital Company Limited were as follows:

	Million Baht
Cash on hand and at banks	437.47
Short-term investments	223.25
Trade accounts receivable, net	485.05
Inventories, net	34.35
Other current assets	419.55
Equipment, net	287.16
Assets under concession, net	7,321.47
Intangible assets, net	13.41
Concession rights	5,477.00
Other assets	52.08
Trade accounts payable	(1,998.23)
Amounts due to and loans from related parties	(12,120.62)
Current portion of concession fees payable	(868.00)
Concession fee payable	(2,772.40)
Other current liabilities	(297.00)
Short-term borrowings	(5,124.13)
Long-term borrowings	(4,047.41)
Deposits from customers	(154.69)
Other liabilities	(874.05)
Minority interests	(92.15)
Fair value of net assets	(13,597.89)
Interest acquired	99.99%
Fair value of net liabilities acquired	(13,597.89)

	Consolidated 2001 Million Baht
Purchase consideration	539.96
Fair value of net liabilities acquired	13,597.89
Positive goodwill	14,137.85

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

4 Acquisitions (continued)

On the acquisition of SDT, total goodwill amounted to Baht 14,138 million recognised in respect of SDT and its subsidiary. Goodwill is determined from the excess of cost of acquisition over the derivable fair value of the acquired assets and liabilities as at the acquisition dates. The cost of purchase of the investment was determined by Discounted Cash Flow Analysis, and the result of analysing and assessment of financial, economic, market, and other information, which was done by an external appraiser, based on its report dated 18 July 2001. The goodwill is amortised using the straight-line method over its estimated useful life of a maximum period of 12 years, which approximates until the end of concession period of GSM 1800 MHz mobile phone networks.

Included in the assets and liabilities of SDT on the date of acquisition of SDT (10 September 2001) was a 97.54% interest in DPC. On 17 December 2001, the Company purchased ordinary shares in DPC from SDT of 1,140,944,377 shares at a price of Baht 17.79 per share. The total shares purchased represent 98.17% ownership in DPC, at a price of Baht 20,300 million. The Company fully paid the purchase price in December 2001. As this transaction represented a transaction between the Company and its wholly owned subsidiary, there is no impact on the consolidated financial statements. In the Company's separate financial statements, no goodwill arose on this transaction.

On 24 December 2001, the Company purchased ordinary shares in SDT of 27.1 million shares at a price of Baht 270.10 million (Baht 10 per share). On completion of the transaction, the Company has 99.99% ownership in SDT. The Company fully paid the purchase price in December 2001. The transaction occurred after SDT issued its ordinary shares of 27.1 million shares at a price of Baht 270.10 million (Baht 10 per share) in December 2001.

During the third quarter of 2002, the Company paid for additional 300 million shares in DPC, a subsidiary, totalling Baht 3,000 million. The subsidiary registered the increase in its share capital of Baht 3,000 million with the Ministry of Commerce on 1 October 2002. The Company had 98.55% ownership in the subsidiary upon the completion of the transaction.

5 Cash and cash equivalents

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Cash on hand	14.96	25.29	13.98	7.28
Baht deposits held at call with banks	3,665.24	10,902.67	1,296.97	5,244.73
Other currency deposits held at call with banks	388.34	4,356.06	384.49	4,352.14
Cash and cash equivalents	4,068.54	15,284.02	1,695.44	9,604.15

The weighted average effective interest rates of deposits held at call with banks were between 0.20% and 1.50 % (2001: 0.37% - 1.40%).

Other currency deposits mainly represent 8.92 million US Dollars deposits (2001: 98.60 million US Dollars) on a consolidated basis and 8.83 million US Dollars deposits (2001: 98.51 million US Dollars) on a company basis. The Group holds US Dollars deposits to reduce currency exchange exposure arising on expected future payments denominated in US Dollars.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

6 Current investments

Current investments mainly represent marketable securities and fixed deposits. Marketable securities are classified as trading equity securities. Fixed deposits bear interest at rates ranging from 1.00% - 1.25% per annum.

Consolidated fixed deposits amounting to Baht 15.42 million (2001: Baht 13.96 million) have been pledged with a bank in respect of bank guarantees.

7 Trade accounts receivable, net

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Trade accounts receivable:				
Third parties	6,579.18	6,090.42	3,821.72	4,115.43
Related parties (Note 33)	57.99	68.39	2,618.31	770.84
Accrued income	2,943.69	2,913.00	2,644.08	2,653.42
Gross trade accounts receivable	9,580.86	9,071.81	9,084.11	7,539.69
Less allowance for doubtful accounts	(2,342.18)	(1,397.59)	(1,303.60)	(889.70)
Trade accounts receivable, net	7,238.68	7,674.22	7,780.51	6,649.99

Outstanding trade accounts receivable from third parties can be aged as follows:

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Current - 3 months	7,716.44	7,693.76	5,677.27	6,099.97
Overdue 3 - 6 months	815.09	745.66	559.94	529.43
Overdue 6 - 12 months	897.76	259.84	203.09	104.37
Overdue over 12 months	93.58	304.16	25.50	35.08
Total	9,522.87	9,003.42	6,465.80	6,768.85
Less allowance for doubtful accounts of third parties	(2,342.18)	(1,397.59)	(1,303.60)	(889.70)
Trade accounts receivable - third parties, net	7,180.69	7,605.83	5,162.20	5,879.15

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary, are sufficient to cover exposure to the bad debt risk.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

8 Inventories, net

	Consolidated	
	2002 Million Baht	2001 Million Baht
Finished goods	1,830.58	2,446.71
Supplies and spare parts	131.60	186.96
Total inventories	1,962.18	2,633.67
Less allowance for obsolete inventories and diminution in value of inventories	(0.97)	(395.20)
Inventories, net	1,961.21	2,238.47

9 Forward and swap contracts receivable/(payable), net

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Contracts receivable	1,405.36	8,039.25	327.99	5,922.09
Contracts payable	(1,404.36)	(8,044.42)	(327.58)	(5,904.15)
	1.00	(5.17)	0.41	17.94
Less current portion of forward and swap contracts receivable/ (payable)	(1.00)	5.17	(0.41)	(17.94)
Long-term forward and swap contracts receivable/(payable), net	-	-	-	-

10 Other current assets

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Other receivables	528.17	388.32	517.98	353.39
Prepaid expenses	1,126.95	476.17	1,097.27	417.77
Value added tax receivable	1,056.87	1,128.90	295.19	679.29
Others	42.43	261.14	16.68	71.55
Other current assets	2,754.42	2,254.53	1,927.12	1,522.00

11 Investments in subsidiaries, net

	Company	
	2002 Million Baht	2001 Million Baht
Opening net book value	25,957.72	4,453.25
Share of net profit of investments - equity method	1,520.26	673.51
Acquisitions (Note 4)	3,000.00	21,110.96
Dividend income from a subsidiary	(3,000.00)	(280.00)
Allowance for impairment of investment in subsidiary	(258.63)	-
Disposal of investment in a subsidiary (Note 32)	(230.78)	-
Closing net book value	26,988.57	25,957.72

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

11 Investments in subsidiaries, net (continued)

As at 30 June 2002, the Company has provided Baht 258.63 million in respect of impairment in the carrying value of its investment in its subsidiary, Advanced Paging Company Limited. The carrying value of the investment, before impairment, was Baht 452.63 million, Baht 258.63 million of which represents goodwill on paging business which has been fully provided for impairment as the subsidiary has returned its paging business to TOT in June 2002.

On 12 September 2002 and 1 November 2002, Advanced Paging Company Limited, a subsidiary, has registered with the Ministry of Commerce to change its name to "Curtain Property Company Limited".

On 16 September 2002, the Company sold 34,999,994 ordinary shares in Curtain Property Co.,Ltd. (formerly "Advanced Paging Company Limited"), its subsidiary, to third parties. The 34,999,994 shares represent 99.99% ownership in the subsidiary. The investment was sold at Baht 255.78 million, with gain on sale of the investment of Baht 25.00 million, which has been recognised in income statement for the year ended 31 December 2002. As a result, Curtain Property Co., Ltd. was no longer considered a subsidiary (Note 32).

On 29 August 2002, Shin Digital Company Limited, a subsidiary, has registered with the Ministry of Commerce to change its name from "Shin Digital Company Limited" to "Advanced Contact Center Company Limited". The subsidiary is principally engaged in Call Center business.

During the fourth quarter of 2002, Advanced Wireless Marketing Co., Ltd. ("AWM"), a subsidiary, transferred all of its operations, being the operations of distribution, servicing, marketing for mobile phone, refilled card for 1-2 Call, sim card, and after sales services for mobile phone, to another subsidiary, Digital Phone Company Limited. AWM ceased most of its operation in December 2002.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

11 Investments in subsidiaries, net (continued)

Company - 31 December 2002 / 31 December 2001

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of profit (loss) in subsidiaries (Million Baht)		Equity (Million Baht)		Dividend (Million Baht)	
							31 December 2002	31 December 2001	31 December 2002	31 December 2001	31 December 2002	31 December 2001
Curtain Property Co.,Ltd. (Formerly "Advanced Paging Co., Ltd.")	Service provider of digital paging system network, trading of pagers and providing pagers for rent	Thailand	Shareholder	350	99.99	1,703.36	(178.95) *	(183.97)	789.41*	784.39	-	(280.00)
Advanced Wireless Marketing Co., Ltd.	Importer and distributor of cellular phones and related accessories and cellular phone rental service provider	Thailand	Shareholder	240	99.99	600.00	8,521.35	4,777.17	6,121.35	5,377.17	(3,000.00)	-
Advanced Datanetwork Communications Co., Ltd. (formerly "Shinawatra Datacom Co., Ltd.")	Service provider of voice/data communications via telephone line	Thailand	Shareholder	458	67.95	420.37	(79.49)	(78.90)	340.88	341.47	-	-
Datanetwork Solutions Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1	49.00	8.00	8.93	7.25	16.93	15.25	-	-
Advanced Contact Center Co., Ltd. (formerly "Shin Digital Co., Ltd.")	Service provider of call center	Thailand	Shareholder	272	99.99	810.96	(767.79)	(807.79)	43.17	3.17	-	
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental service provider and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,622	98.55	23,300.00	(2,833.76)	(563.73)	20,466.24	19,736.27	-	-
						26,842.69	4,670.29	3,150.03	27,777.98	26,257.72	(3,000.00)	(280.00)
Less allowance for impairment of investment in a subsidiary sold						-		-	(558.63)	(300.00)	-	-
Less disposal of investment in a subsidiary (Note 32)						(1,703.36)	178.95	-	(230.78)	-	-	-
Total investments in subsidiaries						25,139.33	4,849.24	3,150.03	26,988.57	25,957.72	(3,000.00)	(280.00)

* Amounts were accumulated upto 16 September 2002.

12 Property and equipment, net

	Consolidated (Million Baht)									
	Land	Buildings and improvements	Leasehold rights	Leasehold building improvements	Tools and equipment	Furniture, fixtures and office equipment	Pagers and mobile phones for rent	Vehicles	Assets under construction and installation	Total
At 31 December 2001										
Cost	3.40	159.24	21.43	334.32	6,053.47	1,201.81	75.13	111.47	1,645.00	9,605.27
Less accumulated depreciation	-	(36.09)	(15.44)	(97.72)	(2,407.72)	(713.49)	(48.01)	(53.62)	-	(3,372.09)
allowance for asset impairment	-	-	-	-	-	(0.06)	-	-	-	(0.06)
Net book value	3.40	123.15	5.99	236.60	3,645.75	488.26	27.12	57.85	1,645.00	6,233.12
For the year ended 31 December 2002										
Opening net book value	3.40	123.15	5.99	236.60	3,645.75	488.26	27.12	57.85	1,645.00	6,233.12
Additions	-	119.83	1.42	51.63	6,114.43	176.83	17.56	64.81	232.76	6,779.27
Transfers	-	61.06	-	13.91	103.16	32.50	-	1.21	(1,580.13)	(1,368.29)
Subsidiary sold (Note 32)	-	-	-	-	-	(10.83)	-	-	-	(10.83)
Disposals, net	(3.40)	(5.53)	(6.23)	(29.90)	(12.83)	(81.94)	(8.03)	(8.87)	(3.63)	(160.36)
Depreciation/amortisation charges	-	(31.40)	(1.18)	(60.24)	(1,409.84)	(184.61)	(15.18)	(22.88)	-	(1,725.33)
Reversal of allowance for asset impairment	-	-	-	-	-	0.06	-	-	-	0.06
Closing net book value	-	267.11	-	212.00	8,440.67	420.27	21.47	92.12	294.00	9,747.64
At 31 December 2002										
Cost	-	320.24	-	340.64	12,163.85	1,186.57	21.94	146.48	294.00	14,473.72
Less Accumulated depreciation/amortisation	-	(53.13)	-	(128.64)	(3,723.18)	(766.30)	(0.47)	(54.36)	-	(4,726.08)
Net book value	-	267.11	-	212.00	8,440.67	420.27	21.47	92.12	294.00	9,747.64

Additions include Baht 437 million (2001: Baht 12 million) assets leased under finance leases (where the Group is the lessee).

ADVANCED INFO SERVICE PUBLIC

12 Property and equipment, net (continued)

	Company (Million Baht)						
	Buildings and improvements	**Leasehold building improvements**	**Tools and equipment**	**Furniture, fixtures and office equipment**	**Vehicles**	**Assets under construction and installation**	**Total**
At 31 December 2001							
Cost	97.49	325.61	5,885.60	606.19	83.37	195.59	7,193.85
Less accumulated depreciation	(11.31)	(95.22)	(2,297.92)	(382.31)	(37.37)	-	(2,824.13)
Net book value	86.18	230.39	3,587.68	223.88	46.00	195.59	4,369.72
For the year ended 31 December 2002							
Opening net book value	86.18	230.39	3,587.68	223.88	46.00	195.59	4,369.72
Additions	113.32	53.39	6,088.89	126.44	63.45	191.91	6,637.40
Transfers	61.06	9.58	116.09	-	-	(186.73)	-
Disposals, net	-	(22.94)	(3.35)	(2.21)	(3.36)	-	(31.86)
Depreciation charge	(22.33)	(58.42)	(1,385.65)	(91.26)	(19.15)	-	(1,576.81)
Closing net book value	238.23	212.00	8,403.66	256.85	86.94	200.77	9,398.45
At 31 December 2002							
Cost	271.87	340.64	12,078.69	724.89	132.06	200.77	13,748.92
Less accumulated depreciation	(33.64)	(128.64)	(3,675.03)	(468.04)	(45.12)	-	(4,350.47)
Net book value	238.23	212.00	8,403.66	256.85	86.94	200.77	9,398.45

Additions include Baht 435 million (2001: Baht 10 million) assets leased under finance leases (where the Company is the lessee).

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

12 Property and equipment, net (continued)

As at 31 December 2002 and 2001, leased assets included above, where the Group and the Company is a lessee under a finance lease, comprise equipment and vehicles:

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Cost - capitalised finance leases	592.45	96.85	444.38	9.67
Less accumulated depreciation	(142.89)	(25.87)	(37.57)	(0.33)
Net book value	449.56	70.98	406.81	9.34

Leased assets of Digital Phone Company Limited, a subsidiary, as at 31 December 2002 at net book value of Baht 42.70 million (2001: Baht 133.04 million) are pledged for the subsidiary's finance lease liabilities of Baht 38.07 million (2001 : Baht 145.60 million) as mentioned in Note 17.

13 Cost of mobile phone and pager service networks and Datanet tools and equipment under concession agreements, net

	Consolidated (Million Baht)			
	Cost of mobile phone networks	Cost of pager service networks	Cost of Datanet tools and equipment	Total
At 31 December 2001				
Cost	83,587.43	1,326.21	1,195.08	86,108.72
Less accumulated amortisation	(23,903.39)	(980.75)	(574.99)	(25,459.13)
allowance for asset impairment	(3,970.00)	(345.46)	-	(4,315.46)
Net book value	55,714.04	-	620.09	56,334.13
For the year ended 31 December 2002				
Opening net book value	55,714.04	-	620.09	56,334.13
Additions	30,562.42	-	59.64	30,622.06
Transfer	1,368.29	-	-	1,368.29
Write-offs	-	-	(0.32)	(0.32)
Amortisation charge	(8,439.12)	-	(89.63)	(8,528.75)
Closing net book value	79,205.63	-	589.78	79,795.41
At 31 December 2002				
Cost	115,389.49	-	1,254.37	116,643.86
Less accumulated amortisation	(32,213.86)	-	(664.59)	(32,878.45)
allowance for asset impairment	(3,970.00)	-	-	(3,970.00)
Net book value	79,205.63	-	589.78	79,795.41

As at 31 December 2001, the Company has provided Baht 3,970 million in respect of impairment in the carrying value of its cost of analogue mobile phone networks of 900-MHz CELLULAR TELEPHONE SYSTEM under concession agreement. The Company has provided for impairment against the carrying value of the cost of the analogue networks, as management consider that the analogue mobile phone service will become increasingly less attractive to subscribers and potential subscribers due to technological developments and price competition from mobile telecommunication services. Allowance for impairment has been made by comparing the carrying value of the cost of networks, with the recoverable value determined from value in use, and providing for the excess of the carrying value over the value in use. Management has estimated value in use by discounting the net operating cash flows from the mobile phone service business under 900-MHz CELLULAR TELEPHONE SYSTEM, using a discount rate of 6%. Management considers that Baht 3,970 million allowance for impairment on the cost of networks is sufficient. The impairment is based on consideration of the remaining useful life after the adjustment of change in estimated useful life of the cost of 900-MHz CELLULAR TELEPHONE SYSTEM mentioned in note 3. The Company has charged the impairment loss as an expense in the income statement for the year ended 31 December 2001.

13 Cost of mobile phone and pager service networks and Datanet tools and equipment under concession agreements, net (continued)

	Company Million Baht Cost of mobile phone networks
At 31 December 2001	
Cost	75,068.40
Less accumulated amortisation	(22,388.01)
allowance for assets impairment	(3,970.00)
Net book value	48,710.39
For the year ended 31 December 2002	
Opening net book value	48,710.39
Additions	26,485.02
Amortisation charge	(7,349.23)
Closing net book value	67,846.18
At 31 December 2002	
Cost	101,553.42
Less accumulated amortisation	(29,737.24)
allowance for assets impairment	(3,970.00)
Net book value	67,846.18

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

14 Goodwill, net

	Consolidated
	Million Baht
At 31 December 2001	
Cost	15,479.29
Less accumulated amortisation	(1,235.50)
allowance for impairment of investment in a subsidiary	(300.00)
Net book value	13,943.79
For the year ended 31 December 2002	
Opening net book value	13,943.79
Additions	26.29
Write offs	(558.63)
Amortisation charge	(1,206.79)
Allowance for impairment of investment in a subsidiary	300.00
Closing net book value	12,504.66
At 31 December 2002	
Cost	14,398.91
Less accumulated amortisation	(1,894.25)
allowance for impairment of investment in a subsidiary	-
Net book value	12,504.66

15 Other assets, net

	Consolidated (Million Baht)		
	Concession rights	Deferred charges and others	Total
At 31 December 2001			
Cost	6,992.90	855.16	7,848.06
Less accumulated amortisation	(1,667.68)	(220.73)	(1,888.41)
Net book value	5,325.22	634.43	5,959.65
For the year ended 31 December 2002			
Opening net book value	5,325.22	634.43	5,959.65
Additions	-	253.81	253.81
Write-offs	-	(9.09)	(9.09)
Subsidiary sold (Note 32)	-	(15.21)	(15.21)
Amortisation charge	(454.82)	(78.30)	(533.12)
Closing net book value	4,870.40	785.64	5,656.04
At 31 December 2002			
Cost	6,992.90	1,068.28	8,061.18
Less accumulated amortisation	(2,122.50)	(282.64)	(2,405.14)
Net book value	4,870.40	785.64	5,656.04

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

15 Other assets, net (continued)

	Company (Million Baht)		
	Deferred charges	Others	Total
At 31 December 2001			
Cost	415.70	162.31	578.01
Less accumulated amortisation	(119.72)	-	(119.72)
Net book value	295.98	162.31	458.29
For the year ended 31 December 2002			
Opening net book value	295.98	162.31	458.29
Additions	178.35	29.70	208.05
Amortisation charge	(38.28)	-	(38.28)
Closing net book value	436.05	192.01	628.06
At 31 December 2002			
Cost	594.05	192.01	786.06
Less accumulated amortisation	(158.00)	-	(158.00)
Net book value	436.05	192.01	628.06

16 Trade accounts payable

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Trade accounts payable				
Third parties	7,599.43	10,640.19	6,036.33	6,520.35
Related parties (Note 33)	49.96	61.19	67.54	37.31
Total trade accounts payable	7,649.39	10,701.38	6,103.87	6,557.66

17 Borrowings

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Current				
Short-term loans from financial institutions	30.00	5,456.76	-	5,446.76
Current portion of long-term borrowings	1,384.33	818.68	80.00	-
Current portion of long-term debentures	6,970.45	6,346.12	6,970.45	6,346.12
Current portion of finance lease liabilities	146.67	101.08	111.06	1.48
Total short-term borrowings	8,531.45	12,722.64	7,161.51	11,794.36
Non-current				
Long-term borrowings	5,582.98	4,462.11	1,920.00	-
Long-term debentures	37,406.80	29,402.14	37,406.80	29,402.14
Finance lease liabilities	242.82	53.87	240.36	7.87
Total long-term borrowings	43,232.60	33,918.12	39,567.16	29,410.01
Total borrowings	51,764.05	46,640.76	46,728.67	41,204.37

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

17 **Borrowings** (continued)

The movements in the above borrowings can be analysed as follows:

	Consolidated Million Baht	Company Million Baht
For the year ended 31 December 2002		
Opening net book value	46,640.76	41,204.37
Additions	18,383.54	17,422.35
Repayments	(13,241.65)	(11,898.06)
Unrealised gain on exchange rate	(18.60)	-
Closing net book value	51,764.05	46,728.66

Short-term loans from financial institutions

As at 31 December 2002, short-term loans from financial institutions represent promissory notes with maturities of less than one year. The loans are unsecured.

Long-term borrowings

As at 31 December 2002, the Company had long-term loan denominated in Thai Baht in the amount of Baht 2,000 million. The loan bears interest at a fixed rate of 3% per annum. According to the agreement, the Company has to comply with certain restrictions and maintain certain financial ratios.

As at 31 December 2002, a subsidiary, Digital Phone Company Limited, has a syndicated US Dollars loan of 16 million (2001: US Dollars 30 million) bearing interest at LIBOR plus a margin as agreed by the subsidiary and banks (2001: LIBOR plus a margin as agreed by the subsidiary and banks) and Baht loans of Baht 4,124 million (2001: Baht 3,700 million) bearing interest at TBBR (the higher of Thai Baht fixed or fixed deposit rate) plus a margin as agreed by the subsidiary and the banks (2001: MLR less a margin as agreed by the subsidiary and the banks). First settlement was due in December 2002. The loans are not secured. According to the agreement of syndicated loan, the subsidiary has to comply with certain restrictions and maintain certain financial ratios.

During the year, a subsidiary, Digital Phone Company Limited has re-packaged its syndicated loan by decreasing interest rate or margin, expanding term of payment and increasing facility. The fee for re-packaging amounting to Baht 20 million was charged to the statement of income as period cost.

The subsidiary's finance lease liabilities of Baht 38.07 million as at 31 December 2002 (2001: Baht 145.60 million) are collateralized by the underlying leased assets as mention in Note 12.

Long-term debentures

On 20 March 2000 the Company issued 8 million units of Baht 1,000 each of unsubordinated, unsecured and amortised debentures, amounting to Baht 8,000 million. Such debentures bear interest at a fixed rate of 6.50% per annum throughout the terms of the debentures, payable on a semi-annual basis commencing from the issuing date. The debentures will be redeemed by 4 equal installments, commencing the eighteenth month after the issuing date until 20 March 2003.

On 31 March 2000 the Company issued 2 million units of Baht 1,000 each of unsubordinated and unsecured debentures, amounting to Baht 2,000 million. Such debentures bear interest at a fixed rate of 6.25% per annum throughout the terms of the debentures, payable on a quarterly basis commencing from the issuing date. These debentures will be entirely redeemed on 31 March 2003.

On 23 March 2001, the Company issued 12 million units of Bath 1,000 each of unsubordinated, unsecured and amortised debentures, amounting to Baht 12,000 million. Such debentures bear interest at a fixed rate of 5.30% per annum throughout the debenture term, payable on a semi-annual basis commencing from the issue date. The debentures will be redeemed in 8 equal installments, commencing in the eighteenth month after the issuing date until 23 March 2006.

17 Borrowings (continued)

Long-term debentures (continued)

On 28 November 2001, the Company issued 15 million additional units of Bath 1,000 each of unsubordinated, unsecured debentures, amounting to Baht 15,000 million. Baht 5,000 million debentures bear interest at a fixed rate of 4.70% per annum throughout the debenture term, payable on a semi-annual basis commencing from the issue date. The debentures will be entirely redeemed on 28 November 2004. The remaining Baht 10,000 million debentures bear interest at a fixed rate of 5.85% per annum throughout the debenture term, payable on a quarterly basis commencing from the issue date. The debentures will be entirely redeemed on 28 November 2006.

On 21 March 2002, the Company issued 2.5 million units of Baht 1,000 each of unsubordinated, unsecured debentures, amounting to Baht 2,500 million. Such debentures bear interest at a fixed rate of 6.25% per annum throughout the debenture terms, payable on a semi-annual basis commencing from the issue date. The debentures will be entirely redeemed on 21 March 2009.

On 21 March 2002, the Company issued additional 4.5 million units of Bath 1,000 each of unsubordinated, unsecured and amortised debentures, amounting to Baht 4,500 million. Such debentures bear interest at an average of the highest six-month fixed deposit rates from certain banks plus a margin of 2.10% per annum throughout the debenture terms, payable on a semi-annual basis commencing from the issue date. The debentures will be redeemed by 6 equal installments, commencing the fifty-four month after the issuing date until 21 March 2009.

On 21 March 2002, the Company issued additional 3 million units of Baht 1,000 each of unsubordinated, and unsecured debentures, amounting to Baht 3,000 million. Such debentures bear interest at a fixed rate of 5.25% per annum throughout the debenture terms, payable on a quarterly basis commencing from the issuing date. The debentures will be entirely redeemed on 21 March 2007.

On 21 October 2002, The Company issued 5.0 million units of Baht 1,000 each of unsubordinated, unsecured and amortised debentures, amounting to Baht 5,000 million. Such debentures bear interest at a fixed rate of 3.65% per annum throughout the debentures terms, payable on a semi-annual basis commencing from the issue date. The debentures will be redeemed in 5 equal installments, commencing on 21 October 2005 until 21 October 2007.

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The interest rate exposure of the borrowings, before taking into account of interest rate swaps, of the Group and the Company was as follows:

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Total borrowings:				
- at fixed rates	42,312.24	41,359.97	42,244.16	41,204.37
- at floating rates	9,451.81	5,280.79	4,484.50	-
	51,764.05	46,640.76	46,728.66	41,204.37
Weighted average interest rates:				
- short-term loan from financial institutions	3.00 %	3.31 %	-	3.30 %
- long-term borrowings	4.27 %	5.97 %	3.00 %	-
- long-term debentures	5.20 %	5.69 %	5.20 %	5.69 %
- finance lease liabilities	5.29 %	11.62%	5.21 %	9.63 %

17 Borrowings (continued)

Maturity of long-term borrowings and finance lease liabilities as at 31 December 2002 is as follows:

	Consolidated		Company	
	Borrowings Million Baht	Finance lease Million Baht	Borrowings Million Baht	Finance lease Million Baht
2004	11,141.60	134.21	9,887.27	131.91
2005	5,177.42	94.44	3,973.10	94.28
2006	15,431.04	7.44	14,226.71	7.44
2007	6,493.92	6.73	6,493.92	6.73
2008	1,496.95	-	1,496.95	-
2009	3,248.85	-	3,248.85	-
	42,989.78	242.82	39,326.80	240.36

Finance lease liabilities – minimum lease payments:

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Not later than 1 year	146.67	101.08	111.06	1.48
Later than 1 year but not later than 5 years	242.82	53.87	240.36	7.87
Total	389.49	154.95	351.42	9.35

18 Other current liabilities

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Income tax payable	3,665.63	3,267.08	2,808.21	2,472.37
Unearned income	2,304.30	821.66	2,986.18	1,045.86
Accrued bonus	456.10	353.82	388.77	269.67
Accrued interest expense	412.01	599.98	407.27	389.16
Other payables	223.00	279.86	156.30	96.74
Others	908.25	801.28	511.83	389.80
Total other current liabilities	7,969.29	6,123.68	7,258.56	4,663.60

19 Concession fee payable

Concession fees payable comprise revenue sharing fees and fees payable by Digital Phone Company Limited, a subsidiary, in respect of its acquisition of concession rights from the previous concession owner. As at 31 December 2002, the subsidiary has concession fee payable and accrued interest to Total Access Communications Public Company Limited relating to its concession rights of Baht 4,065 million (2001 : Baht 3,727 million). Under the terms of the agreement, the exchange rate used for settlement is capped at Baht 38.57 per US dollar. The concession fee payable and accrued interest are collateralized by the concession rights, included in other assets (note 15) of Baht 4,870 million (2001 : Baht 5,325 million) as at 31 December 2002. In the event of non-payment, Total Access Communications Public Company Limited is entitled to discontinue use of the facilities and equipment of the Total Assess Communications network and to terminate the assignment agreement. The interest rate exposure on the concession fee payable is at a fixed rate of 9.50% per annum.

20 Deposits from customers

At the Board of Directors' meeting on 28 February 2002, the Board approved to refund to customers the deposits from mobile phone customers. Majority of the deposits were refunded by 31 December 2002.

21 Share capital and premium

	Number of shares Million	Share capital Million Baht	Share premium Million Baht	Total Million Baht
31 December 2000	270.00	2,700.00	10,215.00	12,915.00
Issue of shares on 24 September 2001	23.50	235.00	9,789.00	10,024.00
	293.50	2,935.00	20,004.00	22,939.00
Par value alteration on 2 October 2001				
31 December 2001	2,935.00	2,935.00	20,004.00	22,939.00
31 December 2002	2,935.00	2,935.00	20,004.00	22,939.00

At the extraordinary meeting of the Company's shareholders held on 20 August 2001, the shareholders passed a resolution to approve the issuance of 23.5 million ordinary shares to sell specifically to Shin Corporation Public Company Limited and SingTel Strategic Investments Pte Ltd of 17.0 million and 6.5 million shares, at Baht 413 and Baht 462 per share, respectively, being a total amount of Baht 10,024 million. The share price was determined from the average closing price of the main board and the foreign board for 90 days retroactively. The issue of the new shares was registered with the Ministry of Commerce on 24 September 2001. The shares were fully paid-up in September 2001.

At the extraordinary meeting of the Company's shareholders held on 20 August 2001, the shareholders passed a resolution to approve the alteration of par value of the Company's ordinary shares from Baht 10 per share to Baht 1 per share. The alteration was registered with the Ministry of Commerce on 2 October 2001. The number of authorized shares and shares in issue has, therefore, changed from 500 million to 5,000 million shares, and 293.5 million to 2,935 million shares, respectively.

On 27 March 2002, the Company granted its warrants of 14 million units at Baht nil per unit, or equivalent to 0.48% of the Company's total paid up share capital (before dilution) to directors, employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The Security and Exchange Commission of Thailand approved this offer on 13 March 2002. The exercise price is set at Baht 48 per unit, which is the share closing price as of 26 March 2002. Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
27 March 2002	-	-	-
Granted	1.6	12.4	14.0
Exercised	-	-	-
31 December 2002	1.6	12.4	14.0

On 27 March 2002, Shin Corporation Public Company Limited, a major shareholder, granted its warrants to the Company's director of 3.2 million units at Baht nil per unit. The exercise price is set at Baht 17.80 per unit, which is Shin Corporation's share closing price as of 26 March 2002. There has been no movement from the date the warrants were granted to 31 December 2002.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

22 Legal reserve

The legal reserve of the Company was established in accordance with the provisions of the Public Company Limited Act B.E. 2535, which requires the appropriation as legal reserve of at least 5% of net income for the year until the reserve reached 10% of the authorised share capital. This reserve is not available for dividend distribution.

23 Treasury stock

At the Board of Directors' meeting held on 14 November 2002, the Board passed a resolution to approve a repurchase of the Company's shares within stipulated condition in the amount of not exceeding 90 million shares or equivalent of 3.07% of total issued shares. The objective of the treasury stock is to increase value added per share.

During December 2002, the Company repurchased its shares of 2.16 million shares at an average price of Baht 32.67 per share.

24 Other operating income

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Interest income	205.04	389.09	115.49	567.10
Amortisation of forward contracts discount	111.59	392.88	80.62	325.49
Bad debt recovery	259.82	198.03	218.08	138.06
Marketing support	124.28	317.36	-	-
Gains on sales of investment (Note 32)	25.00	-	25.00	-
Gains on disposals of property and equipment	-	-	-	1.89
Others	389.23	183.43	228.75	159.19
Total other operating income	1,114.96	1,480.79	667.94	1,191.73

25 Directors' remuneration

During the year ended 31 December 2002 the remuneration of the directors amounted to Baht 3.81 million (2001 : Baht 2.78 million), which did not exceed amounts which had been approved by the annual general meetings of the shareholders of the Company and its subsidiaries. Directors' remuneration represents salaries, meeting fees and gratuities.

26 Operating profit

The following expenditures, classified by nature, have been charged in arriving at operating profit:

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Concession fee	14,320.21	10,197.49	13,611.22	9,942.32
Depreciation on property and equipment (Note 12)	1,725.33	1,028.74	1,576.81	922.99
Amortisation of intangible assets:				
- Property and equipment under concession agreements (Note 13)	8,528.75	7,042.53	7,349.23	6,348.34
- Positive goodwill (included in "Selling and administrative expenses") (Note 14)	1,206.79	592.95	-	-
- Deferred charges (included in "Selling and administrative expenses") (Note 15)	78.30	62.94	38.28	33.52
- Concession right	454.82	151.61	-	-
Doubtful accounts and bad debts (included in selling and administrative expenses)	4,251.89	2,236.23	2,858.37	1,990.93
Staff costs	1,795.10	1,675.54	1,438.71	1,128.74
Weighted average number of staff (Persons)	4,942	5,179	3,279	2,674

27 Income tax

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Profit before tax	19,231.03	10,066.30	17,725.05	8,850.19
Less share of net profit in subsidiaries	-	-	(1,520.42)	(673.51)
Add impairment loss for investment in subsidiary	-	-	258.63	-
Operating profit	19,231.03	10,066.30	16,463.26	8,176.68
Tax calculated at a tax rate of 30%	5,769.31	3,019.89	4,938.98	2,453.00
30% of expenses not deductible for tax purposes	2,046.78	3,218.55	1,355.77	2,545.87
Income tax	7,816.09	6,238.44	6,294.75	4,998.87

28 Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

	Consolidated		Company	
	2002	2001	2002	2001
Net profit attributable to shareholders (Million Baht)	11,430.30	3,851.32	11,430.30	3,851.32
Weighted average number of ordinary shares in issue during the year (Million shares)	2,935	2,773	2,935	2,773
Basic earnings per share (Baht)	3.89	1.39	3.89	1.39

The warrants outstanding are in connection with the directors, employees and advisors share option plan and did not affect the diluted earnings per share since the average share price calculated from the date the warrants were granted to the reporting period was below the exercise price of the outstanding warrants.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

29 Provident fund

The Company has established a contributory registered provident fund, in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plan was approved by the Ministry of Finance on 23 July 1990 and subsequently amended the provident fund's name on 21 January 1993.

Under the plan, the employees must contribute 3% - 7% of their basic salaries, to be matched by the Company. The Company appointed a fund manager to manage the fund in accordance with the terms and conditions prescribed in the Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530.

30 Financial instruments

The principal financial risks faced by the Group are interest rate risk and currency exchange risk. The Group borrows at both fixed and floating rates of interest to finance its operations. Purchases are mainly made in foreign currencies.

The Group, in terms of the approved policy limit of Shin Corporation Public Company Limited, enters into various types of foreign exchange contracts to hedge transaction risk both for short-term and long-term currency exposures. Short-term foreign currency exposures relate to trade imports, short-term foreign borrowings and interest flows on long-term borrowings. Long-term foreign currency exposure relates to long-term foreign borrowings. The currency exchange risks of the Group occurs in various currency combinations, but mostly in United States Dollars, because the Group involves in transactions in different countries.

The Group hedging policy is to hedge currency risk, mostly based on the net exposure and the structure of the revenues. The Group focuses more on hedging when the revenues are received in local currency whereas it will do less when the revenues are received in foreign currency as such income can reduce risks from the foreign currency obligations. The management regularly analyses interest rate and currency exposures and re-evaluates forex management strategies. Trading for speculative purposes is prohibited.

Objectives and significant terms and conditions

To manage the risks arising from fluctuations in currency exchange and interest rates, the Group makes use of the following derivative financial instruments:

Interest rate swaps

The Group has entered into interest rate swap contracts that entitle it to obtain interest at fixed rates on notional principal amounts and under which it is obliged to pay interest at floating rates plus margins on the same amounts. The floating rates are calculated by reference to the average of interest rates on 6-month on the THBFIX page of Reuters.

The remaining terms and notional principal amounts of the outstanding interest rate swap contracts at 31 December were:

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Later than 1 year and not later than 5 years	-	3,000.00	-	3,000.00
	-	3,000.00	-	3,000.00

To better manage interest rate risk, the Company terminated all interest rate swap contracts in January 2002 for the notional principal amounts of Baht 3,000 million.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

30 Financial instruments (continued)

Interest rate cap

The Group has entered into an interest rate cap agreement which in future years will reduce the exposure of the Group to any potential increases in interest rates on floating rate borrowings. The floating rate is linked to LIBOR. As at 31 December 2002, the Group had outstanding interest rate cap agreement with a total notional principal amount of USD 12 million.

The remaining terms and notional principal amount of the outstanding interest rate cap agreement at 31 December 2002 were :

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Later than 1 year and not later than 5 years	519.65	-	-	-
	519.65	-	-	-

Forward foreign exchange contracts

Forward foreign exchange contracts are entered into to manage exposure to fluctuations in foreign currency exchange rates on specific transactions.

At 31 December 2002 the settlement dates on open forward contracts is on 24 March 2003 (2001 : ranged between 6 days and 278 days). The amounts to be paid and received and contractual exchange rates of the outstanding contracts were:

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
The amounts to be paid				
USD 5 million (Baht 43.03/US$)	215.14	-	-	-
	215.14	-	-	-
The amounts to be received				
USD 7.61 million (Baht 43.03 - Baht 43.12/US$)	-	-	327.58	-
USD 134.05 million (Baht 35.68 - Baht 44.95/US$)	-	-	-	5,904.15
US$ 32.61million (Baht 43.02 - Baht 43.16/US$)	1,404.36	-	-	-
USD 174.47 million (Baht 35.68 - Baht 45.45/US$)	-	7,712.97	-	-
EUR 8.02 million (Baht 38.77 - Baht 38.96/EUR)	-	310.99	-	-
SGD 0.84 million (Baht 23.91 - Baht 24.78/SGD)	-	20.46	-	-
	1,404.36	8,044.42	327.58	5,904.15

On 7 January 2003, Advanced Wireless Marketing, a subsidiary, unwinded forward contract receivable and payable in the amounts of USD 5 million and USD 5 million, respectively. The purpose of unwinding the contracts is the cease of operation as mention in Note 11.

Credit risk

The management are of the opinion that the Company and the Group have no significant concentration of credit risk. Cash and current investments are placed with substantial financial institutions.

30 Financial instruments (continued)

Fair values

The carrying amounts of cash and cash equivalents, current investment, receivables, accounts payable and short-term borrowings approximate their fair value due to short maturities of these instruments.

The net fair values of the derivative financial instruments at 31 December 2002 are:

	Consolidated Million Baht	Company Million Baht
Favourable forward foreign exchange contracts	7.30	1.62.
Unfavourable interest rate cap	(10.01)	-

The fair values of forward foreign exchange and interest rate cap contracts have been calculated using a quoted market price rate to terminate the contracts at the balance sheet date.

Fair values of traded debentures have been determined based on quoted selling prices from The Thai Bond Dealing Center at the close of the business on the balance sheet date. Fair válues for non-traded debentures are based on discounted cash flows using a discounted rate based upon the borrowing rate which the directors expect would be available to the Group and the Company at the balance sheet date.

The carrying amounts and fair values of long term debentures are as follows:

	Consolidated		Company	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Long-term debentures	44,500.00	46,729.37	44,500.00	46,729.37

The fair values of the remaining long-term borrowings (excluding obligations under finance leases and long-term debentures) approximate their carrying amounts as at 31 December 2002.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

31 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the years ended 31 December 2002 and 2001 :

		Consolidated		Company	
		2002	2001	2002	2001
	Notes	Million Baht	Million Baht	Million Baht	Million Baht
Cash flows from operating activities:					
Net profit for the year		11,430.30	3,851.32	11,430.30	3,851.32
Adjusted by:					
Depreciation charge	12	1,725.33	1,028.74	1,576.81	922.99
Amortisation of property and equipment under concession agreements	13	8,528.75	7,042.53	7,349.23	6,348.34
Amortisation of concession right	15	454.82	151.61	-	-
Impairment loss on assets		-	4,264.62	-	3,970.00
Amortisation of deferred charges	15	78.30	62.94	38.28	33.52
Amortisation of prepaid expenses		2.22	-	-	-
Doubtful accounts and bad debts		4,251.89	2,236.23	2,858.37	1,990.93
Allowance for inventory obsolescence and diminution in value of finished goods		(281.98)	134.64	-	-
Provision for loss of mobile phone deposit		-	(12.88)	-	-
Amortisation of forward and swap premiums (discount)		115.39	(256.01)	36.28	(256.68)
Loss (gain) on disposals of fixed assets		(10.88)	(0.93)	2.04	(1.89)
Loss from damage of property and equipment		28.92	2.57	-	-
Loss on write-off deferred charges/ intangible assets	15	9.09	0.29	-	0.29
Loss on write-off property and equipment		24.51	1.29	16.96	1.29
Unrealised loss on foreign exchange rate		18.35	22.98	2.00	72.63
Realised (gain) loss on foreign exchange rate for loans		(9.59)	51.82	-	-
Amortisation of goodwill	14	1,206.79	592.95	-	-
Impairment loss on goodwill of investment in a subsidiary		258.63	-	-	-
Impairment loss for investment in a subsidiary		-	-	258.63	-
(Gain) on disposal of investment in a subsidiary	32	(25.00)	-	(25.00)	-
Share of net profit in subsidiaries		-	-	(1,520.42)	(673.50)
Amortisation of bond issuing cost		43.41	29.93	43.41	29.93
Share of net loss in subsidiaries to minority interests		(15.36)	(23.46)	-	-
Net income before changes in operating assets and liabilities		27,833.89	19,181.18	22,066.89	16,289.17

31 Cash flows from operating activities (continued)

	Consolidated		Company	
	2002	2001	2002	2001
	Million Baht	Million Baht	Million Baht	Million Baht
Net income before changes in operating assets and liabilities	27,833.89	19,181.18	22,066.89	16,289.17
Changes in operating assets and liabilities				
- Trade accounts receivable	(3,741.52)	(3,986.25)	(3,988.74)	(3,711.34)
- Amounts due from related parties	(1.90)	3.17	(89.78)	(31.41)
- Forward and swap contracts receivable	(1.00)	212.92	18.36	145.00
- Inventories	559.55	(726.98)	-	-
- Spare part inventories for mobile network maintenance	(402.30)	-	(356.75)	-
- Other current assets	(725.78)	(1,289.31)	(501.95)	(1,049.07)
- Other assets	(283.08)	(1.21)	(208.04)	(127.07)
- Trade accounts payable	(1,581.14)	(264.99)	248.65	(612.40)
- Amounts due to related parties	98.32	40.06	(228.22)	715.26
- Forward and swap contracts payable	(3.66)	6.76	-	-
- Accrued concession fee	942.69	871.70	404.87	721.90
- Deposits from customers	(2,509.40)	(1,421.35)	(2,935.97)	(1,498.92)
- Other current liabilities	1,853.28	1,151.20	2,571.66	1,827.32
Cash flows from operating activities	22,037.95	13,776.90	17,000.98	12,668.44

32 Disposal of a subsidiary

At 16 September 2002, the Company disposed a subsidiary, Curtain Property Co.,Ltd., (formerly "Advanced Paging Co., Ltd."). The fair value of assets and liabilities of the subsidiary were as follows:

	Million Baht
Cash and cash equivalents	210.07
Other current assets	14.05
Equipment, net-(Note 12)	10.83
Other assets (Note 15)	15.21
Trade accounts payable	(1.37)
Deposits from customers	(4.41)
Other current liabilities	(13.60)
Net assets of the investment sold	230.78
Less Proceed from sale of investment	(235.73)
Account receivable from sale of investment	(20.05)
Gain on disposal	(25.00)
Proceed from sale of investment	235.73
Less Cash and cash equivalents in subsidiary sold	(210.07)
Net cash inflow from sale of investment	25.66

The operating result of the subsidiary up to the disposal date is shown in note 36.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

33 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 43.06 % of the share capital of the Company. Singapore Strategic Investments Pte Ltd. is a shareholder holding 19.35 % of the share capital of the Company.

The principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies which Shinawatra family are the principal shareholders or directors are recognised as related party to the Company.

During the year, the Group has entered into a number of transactions with related parties. The terms of which are negotiated on arm lengths basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury management fees which are included in consulting and management service fees are charged on a percentage of transaction amount. The Group uses external appraisers to evaluate property rental rate in the case that market rate is not available.

The following transactions were carried out with related parties:

a) Sales of goods and services

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Service income				
Subsidiaries	-	-	1,053.17	455.88
Shin Corporation and its related parties	89.54	512.36	8.29	421.02
Related party of Singapore Strategic Investments Pte Ltd.	159.79	157.84	159.79	157.84
Total service income	249.33	670.20	1,221.25	1,034.74
Sales of prepaid cards				
Subsidiary	-	-	20,364.35	5,053.91
Interest income				
Subsidiary	-	-	0.22	254.74

b) Purchases of services

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	415.93	202.92
Shin Corporation and its related parties	798.51	749.10	691.68	593.98
Related party of Singapore Strategic Investments Pte Ltd.	21.94	43.79	21.94	39.62
Total rental and other service expenses	820.45	792.89	1,129.55	836.52
Advertising and promotion expenses				
Subsidiaries	-	-	908.18	1,016.38
Shin Corporation and its related parties	1,984.54	1,477.06	1,650.49	566.82
Total advertising and promotion expenses	1,984.54	1,477.06	2,558.67	1,583.20
Consulting and management fees				
Shin Corporation and its related parties	308.84	181.72	273.00	165.91
Total consulting and management fees	308.84	181.72	273.00	165.91
Interest expenses				
Subsidiaries	-	-	16.95	9.25
Major shareholder of Shin Corporation	4.49	22.40	4.49	22.40
Directors of related parties	2.53	2.05	2.53	2.05
Total interest expenses	7.02	24.45	23.97	33.70
Dividend paid				
Shin Corporation	505.48	437.48	505.48	437.48
Singapore Strategic Investments Pte Ltd.	227.20	181.08	227.20	181.08
Total dividend paid	732.68	618.56	732.68	618.56

33 Related party transactions (continued)

c) Purchases of property, equipment, computer software and cost of mobile phone network

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Subsidiaries	-	-	12.06	21.48
Shin Corporation and its related parties	159.49	479.31	151.01	130.40
	159.49	479.31	163.07	151.88

d) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Trade accounts receivable				
Subsidiaries	-	-	2,576.56	716.79
Shin Corporation and its related parties	16.75	14.63	0.51	0.29
Related party of Singapore Strategic Investments Pte Ltd.	41.24	53.76	41.24	53.76
Total trade accounts receivable	57.99	68.39	2,618.31	770.84

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Amounts due from related parties				
Subsidiaries	-	-	120.61	31.39
Shin Corporation and its related parties	4.45	1.03	0.66	0.09
Total amounts due from related parties	4.45	1.03	121.27	31.48

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Loan to a subsidiary				
Subsidiary	-	-	28.00	-
Total loan to a subsidiary	-	-	28.00	-

Short-term loan to a subsidiary represents a promissory, bearing interest at the rate of 2.1% per annum. The repayment is at call.

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Trade accounts payable				
Subsidiaries	-	-	20.88	9.29
Shin Corporation and its related parties	44.95	56.43	41.65	23.26
Related party of Singapore Strategic Investments Pte Ltd.	5.01	4.76	5.01	4.76
Total trade accounts payable	49.96	61.19	67.54	37.31

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

33 **Related party transactions** (continued)

d) **Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties** (continued)

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Amounts due to related parties				
Subsidiaries	-	-	149.74	584.02
Shin Corporation and its related parties	426.90	306.15	390.63	167.89
Related party of Singapore Strategic Investments Pte Ltd.	11.44	28.12	11.44	28.12
Total amounts due to related parties	438.34	334.27	551.81	780.03
Loans from related parties				
Subsidiary	-	-	4,000.00	1,200.00
Total loans from related parties	-	-	4,000.00	1,200.00

Short - term loan from a subsidiary represents promissory notes, bearing interest at the rate of 1.75% per annum (2001: 2.5% per annum). The repayment is at call. The loan is unsecured.

	Consolidated		Company	
	2002 Million Baht	2001 Million Baht	2002 Million Baht	2001 Million Baht
Deposits from customers, net				
Subsidiary	-	-	-	549.15
Shin Corporation	-	63.29	-	63.29
Total deposits from customers, net	-	63.29	-	612.44
Long-term debentures				
Major shareholder of Shin Corporation	10.00	280.00	10.00	280.00
Directors of the Company and its related parties	35.75	45.08	35.75	45.08
Total long-term debentures	45.75	325.08	45.75	325.08

e) **Commitments with related parties**

The Group has entered into lease and related service agreements for office spaces, cars, and base stations for periods ranging from 1 month to 13 years with options to renew. At 31 December 2002, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	336.78	330.85
- within 2 to 5 years	436.11	434.08
- over 5 years	468.89	468.89

The Company has entered into agreements with a subsidiary of a major shareholder under which the related party provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 35.64 million within the year 2003.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

33 Related party transactions (continued)

e) Commitments with related parties (continued)

The Company has entered into agreements with a related party under which the related party provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 14 million per month, and plus the rate per event as prescribed in the agreements (2001 : Baht 13 million per month).

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 1 million per month (2001 : Baht 1 million per month).

f) Warrants granted to directors (see note 21)

g) Special reward program

During the second quarter of 2002, Advanced Datanetwork Communications Company Limited, a subsidiary, had granted the rights to receive special reward ("Special Reward Program") to the eligible directors and employees of the subsidiary. The program will be granted the rights once a year for 5 consecutive years. The rights will be exercised after the first year but within 5 years after grant date. Calculation of Special Reward Program shall be based on the improvement of the subsidiary's operational performance on the exercised date comparing with that of the grant date of the subsidiary. However, such program will not exceed each person's budget. The first grant of Special Reward Program to directors of the subsidiary is 3.41 million units. There is no movement from the beginning to the end of the period ended 31 December 2002.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

34 Commitments with third parties

Capital expenditure commitment

As at 31 December 2002, the Group and the Company have commitments in respect of the construction and installation of mobile phone networks, which have not been completed, and purchases of property and equipment as follows:

	Consolidated Million	Company Million
Construction and installation of mobile phone networks		
Thai Baht	7,439.32	6,647.64
US Dollars	152.83	119.36
Japanese Yen	1,765.38	1,765.38
Swedish Kroners	15.52	15.52
Euro	33.24	21.76
Pound Sterling	1.90	1.90
Property and equipment		
Thai Baht	72.32	72.32

The Group has commitments under letters of credit with overseas suppliers amounting to approximately Baht 133.65 million (2001 : Baht 64.29 million) on a consolidated basis and Baht 19.05 million (2001 : Baht 64.29 million) on a company basis.

The Group has entered into lease and related service agreements for office spaces, cars, and base stations for periods ranging from 1 month to 7 years with options to renew. As at 31 December 2002 the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	680.04	576.72
- within 2 to 5 years	527.49	426.72
- over 5 years	0.59	-

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

35 Contingencies

As at 31 December 2002, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 2,264.29 million (2001: Baht 7,454.35 million) on a consolidated basis and Baht 1,916.39 million (2001 : Baht 7,254.13 million) on a company basis.

As mentioned in note 11 that the Company sold its investment in Curtain Property Co.,Ltd., a subsidiary, (formerly "Advanced Paging Co., Ltd.") the Company is obligated under the sale agreement to:

- have full responsibility for 2 years after the date of this agreement, 16 September 2002, for any and all debts and liabilities suffered, sustained or incurred by the subsidiary which are outstanding at and incurred prior to the date of this agreement including without limitation (except all debts as specified in the agreement at the amount of Baht 20.43 million);

- indemnify the Purchasers of the subsidiary against all loss and damages sustained by the Purchaser arising from non-performance or default of any kind by the subsidiary under the Concession agreement;

- with in three years from the date of the agreement, indemnify the Purchasers from and against and thus will pay to the Purchasers the amounts of any taxation, relevant cost and penalty of the subsidiary occurred prior and upto the date of the agreement.

36 Financial information by segment

The business operations of the Group, as reflected in the consolidated financial statements, are classified into four major segments as follows:

1) the operations of a 1800-MHz DIGITAL, 900-MHz CELLULAR TELEPHONE SYSTEM network, and call center service
2) the operations of a DIGITAL DISPLAY PAGING SYSTEM network, trading pagers, providing pagers for rent
3) trading of mobile phones, rendering repair services for mobile phone and providing mobile phones for rent
4) the operations of data network

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

36 Financial information by segment (continued)

Financial information by business segment for the years ended 31 December are shown as follows:

	Consolidated				
	2002				
	Mobile phone and call center services Million Baht	Pager sales and services Million Baht	Mobile phone sales Million Baht	Datanet service Million Baht	Group Million Baht
Revenue from services and equipment rentals	60,112.89	72.44	362.48	378.16	60,925.97
Sales	-	6.81	19,309.02	9.60	19,325.43
Other operating income	588.47	116.76	204.69	-	909.92
Total revenues	60,701.36	196.01	19,876.19	387.76	81,161.32
Operating expenses					
Cost of sales and services and equipment rentals	(29,165.22)	(139.65)	(15,294.82)	(240.93)	(44,840.62)
Selling and administrative expenses	(13,105.97)	(121.94)	(485.69)	(92.60)	(13,806.20)
Impairment loss on asset	(258.63)	-	-	-	(258.63)
Operating profit	18,171.54	(65.58)	4,095.68	54.23	22,255.87
Finance cost					
Net loss on exchange					(161.10)
Interest income					205.04
Interest expenses					(3,068.78)
Income before tax					19,231.03
Income tax					(7,816.09)
Profit before minority interests					11,414.94
Share of net loss in subsidiaries to minority interests					(15.36)
Net profit					11,430.30
Consolidated total assets	123,538.69	-	1,706.00	840.68	126,085.37
Consolidated total liabilities	73,443.12	-	1,061.07	339.93	74,844.12
Depreciation charge	1,681.35	-	35.26	8.72	1,725.33
Amortisation charge	10,287.60	-	38.05	104.03	10,429.68

As mentioned in note 32 that the Company disposed its subsidiary, Curtain Property Co.,Ltd. (formerly "Advanced Paging Co., Ltd.") on 16 September 2002, the figures stated above in "Pager sales and services" segment represents operation of the subsidiary accumulated until the date that the subsidiary was disposed.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED